Exhibit 99.11

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Acquires Interest in AE Polysilicon,
Developer of a New Polysilicon Production Technology
Paris, June 7, 2010 — Total today announces that its subsidiary Total Gas & Power USA (SAS) has acquired a 25.4% interest in U.S. startup AE Polysilicon Corporation (AEP), which has developed an advanced technology to produce polysilicon for photovoltaic panels. The acquisition is being made through a reserved capital increase. Founded in 2006 and based in Fairless Hills, Pennsylvania, near Philadelphia, AEP has developed an innovative, low-carbon, energy-efficient process, consuming substantially less energy than standard methods. It operates continuously to produce cost-competitive granular polysilicon.
The initial phase of the state-of-the art polysilicon production facility is in the commissioning phase today and is scheduled to begin commercial production this year. When operating at full capacity, the initial phase will produce up to 1,800 metric tons per year of granular polysilicon.
Total has a technical cooperation agreement encompassing joint development of projects with Total using AEP’s technology, the assignment of Total personnel, and the creation of a joint research center.
Total has also signed a long term agreement to acquire from AEP high purity granular polysilicon, guaranteeing cost-competitive supply for the Group’s solar energy subsidiaries.
“This transaction reflects Total’s commitment to becoming a significant photovoltaic solar operator,” said Philippe Boisseau, President, Total Gas & Power. “We will be able to leverage a new technology to develop capabilities in yet another link in the photovoltaic solar chain, in addition to our current activities.”

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and Solar Energy
Total has been active in solar energy since 1983 through its interests in two companies, Photovoltech and Tenesol. Photovoltech, in which Total holds a 50% interest alongside GDF-Suez, produces photovoltaic cells based on a crystalline silicon technology. Tenesol, in which Total holds a 50% stake alongside EDF, specializes in designing, manufacturing, marketing and operating photovoltaic solar energy systems. In December 2008, Total became the largest shareholder in U.S. start-up Konarka, which develops products based on organic solar technologies. Total’s stake is now nearly 25%.
Total is also conducting significant R&D through partnerships with world-class laboratories in France, such as the Laboratoire de Physique des Interfaces et des Couches Minces (LPICM — Interface and Thin Film Physics Laboratory) at the Ecole Polytechnique engineering school and the Toulouse-based Laboratory for Analysis and Architecture of Systems (LAAS), as well as in the United States, Switzerland, Belgium and Germany.
About AE Polysilicon
AE Polysilicon Corporation (AEP) has developed an advanced polysilicon production technology with significant process and product differentiation which positions the company to become one of the lowest-cost producers of granular polysilicon. AEP’s advanced polysilicon manufacturing technology features a fully integrated, closed loop process utilizing fluidized bed reactors. The company has successfully demonstrated the technological viability of the advanced technology in commercial scale reactors. AEP’s strategy is to become the world’s leading supplier of high-purity granular polysilicon by driving innovation and enabling cost reductions in crystalline-silicon- based solar cell manufacturing with high-purity granular polysilicon. For more information, please visit www.aepolysilicon.com.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com